December 19, 2019

Brian M. Scott
Chief Financial Officer
AMN Healthcare Services, Inc.
12400 High Bluff Drive
Suite 100
San Diego, CA 92130

       Re: AMN Healthcare Services, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Filed February 21, 2019
           Form 8-K filed October 31, 2019
           File No. 001-16753

Dear Mr. Scott:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Operating Activities, page 27

1. Please quantify all variance factors cited pursuant to section 501.04 of staff's Codification of Financial Reporting so that investors may readily understand the magnitude of each.
      Also, please note citing factors such as operating results and changes in balance sheet items may not provide a sufficient basis to understand how operating cash between comparative periods was affected and varied. In this regard, supplement your analysis with the material drivers underlying the factors cited, as appropriate. Refer to section
      IV.B.1 of Release No. 33-8350 for guidance.
 Brian M. Scott
AMN Healthcare Services, Inc.
December 19, 2019
Page 2
Form 8-K filed October 31, 2019 pursuant to Item 2.02

Press Release issued by the Company on October 31, 2019 for the Quarterly Period Ended
September 30, 2019 (Exh. 99.1)
Reconciliation of Non-GAAP Items, page 9

2. Please revise the format of your non-GAAP reconciliations here and for the applicable guidance to reconcile from the most comparable GAAP measure to the corresponding non-GAAP measure for equal or greater prominence of the GAAP measure. Refer to Question 102.10 of the staff's Compliance and Disclosure Interpretations "Non-GAAP
         Financial Measures" for guidance.


       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 with any questions.



FirstName LastNameBrian M. Scott                           Sincerely,
Comapany NameAMN Healthcare Services, Inc.
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